Mail Stop 3561

September 19, 2008

Mr. William Erfurth
Chief Executive Officer
Modern City Entertainment, Inc.
8551 Sunrise Boulevard
Suite 210
Fort Lauderdale, FL 33322

> **Re:** **Modern City Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed September 16, 2008**
> **File No. 000-50468**

Dear Mr. Erfurth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Financial Statements

Independent Auditor's Report, page 8

1. Please revise to provide an audit report for your financial statements for the year ended December 31, 2006 (i.e. balance sheet as of December 31, 2006 and the consolidated statements of income, stockholders' equity, and cash flows for the year

then ended). Refer to Article 8-02 of Regulation S-X for the requirement of audited financial statements for the two most recent fiscal years.

Item 8A – Controls and Procedures, page 21

2. With respect to your disclosures in your Form 10-K, we note that your disclosures do not comply with Item 307 of Regulation S-K in the following respects:

- Your references to Exchange Act Rules "13a 14(c) and 15d 14 (c)" are outdated. These references should be 13a-15(e) and 15d-15(e).
- We note that you performed an evaluation of the effectiveness of your disclosure controls and procedures as of a date within 90 days of the filing of your Form 10-K. Your disclosure should be revised to state, if true, that your evaluation was performed as of the end of the period covered by your Form 10-K.
- We note your statement that your "disclosure controls and procedures were adequate and effective." It does not appear that your certifying officers have reached a conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise to disclose that your disclosure controls and procedures were either effective or ineffective, not "adequate and effective."
- We note that a partial definition of disclosure controls and procedures was provided. Your disclosure should be revised to either remove this partial definition (i.e. "…ensure that material information relating to it would be made known to it by others, particularly during the period in which this yearly report on Form 10-K was being made.") or provide the entire definition of disclosure controls and procedures. Refer to the Exchange Act Rules as noted above.

Please revise your disclosures to address each of the matters noted above.

3. Please note the comment above regarding the significant deficiencies in the disclosures required by Item 307 of Regulation S-K and consider its implication on your conclusion on the effectiveness of your disclosure controls and procedures. If you concluded that your disclosure controls and procedures were effective, tell us about the factors you considered to support management's conclusion. If you concluded that your disclosure controls and procedures were ineffective, please revise and disclose your plan to remedy this deficiency.

Exhibit 31 – Section 302 Certifications

4. Since you are no longer a small business issuer, please revise your Section 302 certifications to replace all references to "the small business issuer" with references to "the registrant." Refer to Item 601(31) of Regulation S-K.

5. We note that your Section 302 certification does not comply with Item 601(31) of Regulation S-K. Specifically, the language required by paragraph 4(b) of Item 601(31) of Regulation S-K was omitted. Please revise to include.

Exchange Act Reports

6. We note your response to our prior comment one, stating your intention to file your Form 10-Q for the quarter ended March 31, 2008 by August 29, 2008 and your Form 10-Q for the quarter ended June 30, 2008 by September 8, 2008. To date, these reports have not been filed as indicated. Please file these reports immediately.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services